1285

             SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549





                        FORM 11-K

[X]     ANNUAL   REPORT  PURSUANT   TO SECTION  15(d)  OF
        THE SECURITIES  EXCHANGE  ACT  OF 1934
        for the fiscal year ended December 31, 1994

        Commission File Number 1-5480


        A.  Full title of the plan and address of the plan:

                   TEXTRON SAVINGS PLAN
                   40 Westminster Street
                   Providence, Rhode Island 02903

       B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                   TEXTRON INC.
                   40 Westminster Street
                   Providence, Rhode Island 02903

    REQUIRED INFORMATION

    Financial Statements and Exhibit

    The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

    Report of Independent Auditors
    Statement of Net Assets Available for Benefits for each
    of the two years ended December 31, 1994 and 1993
    Statement  of  Changes  in  Net  Assets  Available  for
    Benefits for  each of the two years ended December 31, 1994  and
    1993
    Notes to financial statements
    Schedule I - Assets Held for Investment
    Schedule II - Transactions or Series of Transactions  in
    Excess of 5% of the Current Value of Plan Assets

    The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

                             TEXTRON SAVINGS PLAN

                             By:   /s/Duncan I. Sutherland
                                    Attorney-in-fact

                             Date:  June 27, 1995

                    Financial Statements
                 and Supplemental Schedules

                    Textron Savings Plan

           Years ended December 31, 1994 and 1993
             with Report of Independent Auditors

                    Textron Savings Plan

                    Financial Statements
                 and Supplemental Schedules


           Years ended December 31, 1994 and 1993




                          Contents

Report of Independent Auditors                                       1

Audited Financial Statements

Statement of Net Assets Available for Benefits, December 31, 1994    2

Statement of Net Assets Available for Benefits, December 31, 1993
                                                                     3
Statement of Changes in Net Assets Available for Benefits,
December 31, 1994                                                    4
Statement of Changes in Net Assets Available for Benefits,
December 31, 1993                                                    5

Notes to Financial Statements                                        6

Supplemental Schedules

Schedule I--Assets Held for Investment                              15
Schedule II--Transactions or Series of
 Transactions in Excess of 5% of the
 Current Value of Plan Assets                                       17

               Report of Independent Auditors

The Benefits Committee
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on
the  basic  financial  statements taken  as  a  whole.   The
accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets
available   for  benefits  is  presented  for  purposes   of
additional  analysis rather than to present the  net  assets
available  for  benefits  of each  fund.   The  supplemental
schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /S/Ernst & Young LLP

New York, New York
June 15, 1995

                                     Textron Savings Plan
                 Statement of Net Assets Available for Benefits

                                December 31, 1994
                                    Fund       Fund       Fund       Fund       Loan
                                         A          B          C          H         Fund      Total
Assets                               (In Thousands)
Investments, at fair value (Notes 2,
5 and 8):
Textron Inc. Common Stock            $772,465   $          $           $         $        $ 772,465
U.S. Government securities                                 18,411                          18,411
Common/collective trust funds        1,875      67,711     11,437     65                    81,088
Participant notes receivable                                                     72         72
                                     774,340    67,711     29,848     65         72         872,036
Insurance contracts, at contract
value (Notes 2 and 8)                                      146,995                         146,995
Total investments                    774,340    67,711     176,843    65         72         1,019,031

Receivables:
Investment income                    5,394                 162                              5,556
Interfund                                                  179                             179
Other                                57         25                                          82
Total receivables                    5,451      25         341                             5,817
Total assets                         779,791    67,736     177,184    65         72         1,024,848

Liabilities
Payables:
Contributions                        2,496      310        367                             3,173
Interest                             160                                                  160
Investments purchased                2,548                                                  2,548
Interfund                            164        15                                         179
                                     5,368      325        367                              6,060

Senior note (Note 6)                 14,195                                                 14,195
Total liabilities                    19,563     325        367                              20,255
Net assets available for benefits    $760,228   $67,411    $176,817   $65        $72        $1,004,59
                                                                                           3

See notes to financial statements.

                            Textron Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1993
                                       Fund       Fund       Fund       Fund
                                         A          B          C          H        Loans      Total
Assets                               (In Thousands)
Investments, at fair value (Notes 2,
5 and 8):
Textron Inc. Common Stock            $923,438   $          $            $          $        $ 923,438
U.S. Government securities                                 33,967                           33,967
Common/collective trust funds        1,432      63,637     15,726     22                    80,817
Participant notes receivable                                                     76         76
                                     924,870    63,637     49,693     22         76         1,038,298
Insurance contracts, at contract
value (Notes 2 and 8)                                      132,361                          132,361
Total investments                    924,870    63,637     182,054    22         76         1,170,659

Receivables:
Investment income                    4,921                 370                              5,291
Interfund                                       395                                         395
Other                                456        39         10                   1          506
Total receivables                    5,377      434        380                   1          6,192
Total assets                         930,247    64,071     182,434    22         77         1,176,851

Liabilities
Payables:
Contributions                        1,077      86         330                             1,493
Interest                             208                                                    208
Investments purchased                815        10                                          825
Interfund                            388                   7                                395
                                     2,488      96         337                              2,921

Senior note (Note 6)                 29,595                                                 29,595
Total liabilities                    32,083     96         337                             32,516
Net assets available for benefits    $898,164   $63,975    $182,097   $22        $77        $1,144,33
                                                                                           5

See notes to financial statements.

                             Textron Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1994

                                           Fund       Fund       Fund       Fund       Loan
                                             A          B          C          H        Fund       Total
                                         (In Thousands)
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair
value of investments (Note 8)           $(121,61    $ 1,032    $(1,378)    $                $  $(121,96
                                        5)                                                    1)
Dividends                                22,565                                                 22,565
Interest                                 57                    11,110     2          6          11,175
                                         (98,993)   1,032      9,732      2          6          (88,221)
Contributions, net:
Participants                             51,732     9,999      10,158                           71,889
Employer                                 20,874                                              20,874
                                         72,606     9,999      10,158                         92,763
Total additions                          (26,387)   11,031     19,890     2          6          4,542

Deductions  from net assets  attributed
to:
Benefits paid to participants            (107,390)  (7,234)    (25,898)                       (140,522)
Forfeitures                              (2,178)                                                (2,178)
Interest expense                         (699)                                                  (699)
Administrative expenses                  (657)      (94)       (134)                            (885)
Total deductions                         (110,924)  (7,328)    (26,032)                         (144,284)
Net   increase  (decrease)  prior   to  (137,311)  3,703      (6,142)    2          6          (139,742)
interfund transfers
Interfund transfers, net                 (625)      (267)      862        41         (11)
Net increase(decrease)                   (137,936)  3,436      (5,280)    43         (5)        (139,742)

Net assets available for benefits:
Beginning of year                       898,164    63,975     182,097    22         77         1,144,335
End of year                             $760,228    $67,411   $176,817   $65        $72        $1,004,59
                                                                                               3

See notes to financial statements.

                             Textron Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1993

                                           Fund       Fund       Fund       Fund
                                             A          B          C          H        Loans      Total
                                         (In Thousands)
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair
value of investments (Note 8)           $219,108    $ 5,618    $   872     $          $        $225,598
Dividends                                21,029                                                 21,029
Interest                                 36                    12,583                7          12,626
                                         240,173    5,618      13,455                7          259,253
Contributions, net:
Participants                             49,291     9,989      11,690                           70,970
Employer                                 21,411                                                 21,411
                                         70,702     9,989      11,690                           92,381
Total additions                          310,875    15,607     25,145                7          351,634

Deductions  from net assets  attributed
to:
Benefits paid to participants            (110,758)  (5,673)    (23,388)              (5)        (139,824)
Forfeitures                              (2,187)                                                (2,187)
Interest expense                         (996)                                                  (996)
Administrative expenses                  (651)      (85)       (153)                            (889)
Total deductions                         (114,592)  (5,758)    (23,541)              (5)        (143,896)
Net   increase  (decrease)  prior   to  196,283    9,849      1,604                 2          207,738
interfund transfers
Interfund transfers, net                 (4,900)    2,059      2,899      21         (79)
Net increase (decrease)                  191,383    11,908     4,503      21         (77)       207,738

Net assets available for benefits:
Beginning of year                       706,781    52,067     177,594    1          154        936,597
End of year                             $898,164   $63,975    $182,097   $22          $ 77     $1,144,33
                                                                                               5

See notes to financial statements.

                                    Textron Savings Plan
                                Notes to Financial Statements
                                 December 31, 1994 and 1993

1.  Description of Plan

The Textron Savings Plan (the "Plan") is an employee stock ownership plan.
For a description of the Plan,   refer   to    the
Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of Textron Inc. ("Textron").

2.  Summary of Significant Accounting Policies

General

The Plan is administered under the terms of a Trust
Agreement, dated May 1, 1989, with Bankers Trust Company
(the "Trustee").

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Investment Options

The Plan allows employee contributions to be invested in Fund A, B, or C, based on the election of the employee. The employee must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of Textron service. Employer contributions are entirely invested in Fund A.

Fund A invests primarily in Textron Common Stock that is either purchased by the Trustee or contributed by Textron.

Fund B invests primarily in the BT Pyramid Large
Capitalization Equity Index Fund which is principally a
portfolio of common stocks constructed and maintained with
the objective of providing investment results which
approximate the overall performance of the common stocks
included in the Standard & Poor's Composite Index of 500
stocks.   During 1993, Fund B invested primarily in the BT
Pyramid Equity Index Fund which had the same basic investment objective as the BT Pyramid Large Capitalization
Equity Index Fund.

Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, short-term securities, money market instruments and other fixed income instruments at the discretion of Textron Inc. or an Investment Manager designated by Textron.

Fund H is invested in the BT Pyramid Directed Account Cash
Fund, which is a portfolio of short-term instruments, primarily demand master notes, certificates of deposit, and commercial paper.

At the discretion of the Trustee or other Investment
Manager, a portion of the assets of Fund A, B, C, or H may be maintained in cash or invested in short-term securities
(BT Pyramid Directed Account Cash Fund and BT Pyramid
Discretionary Account Cash Fund).

At December 31, 1994, there were approximately 30,700 participants in Fund A, 11,700 in Fund B, 15,400 in Fund C and 3 in Fund H.

Investment Valuation and Income Recognition

Textron Common Stock is valued at the New York Stock
Exchange closing price on the last business day of the Plan
year.   U.S. Government securities are valued at fair value
as determined by quoted market price.   The BT Pyramid Large
Capitalization Equity Index Fund and BT Pyramid Equity Index Fund are valued at the redemption price established by the fund's Trustee which is generally based on the fair value of
the underlying assets.   The BT Pyramid Directed Account Cash
Fund and BT Pyramid Discretionary Account Cash Fund include pooled temporary investments and are stated at cost which approximates market value. Insurance contracts are valued at contract value which represents contributions made, plus accrued interest, less funds used to pay employee
withdrawals and administrative expenses.   Participant notes
receivable are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-
date basis.  Interest income is recorded on the accrual
basis.   Dividends are recorded on the ex-dividend date.
Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.

Fair Value of Insurance Contracts

The fair values presented in Note 8 are estimates of the fair values of the insurance contracts at a specific point in time using available market information and appropriate
valuation methodologies.   These estimates are subjective in
nature and involve uncertainties and significant judgment in
the interpretation of current market data.   Therefore, the
fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate
such instruments prior to maturity.   See Note 8 for further
information about fair values of financial instruments.

Contributions

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of
the Internal Revenue Code (the "Code").   Contributions from
employees and employee compensation deferrals, which are matched 50% by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. The total of the matching contributions (net of employee forfeitures) made by Textron is limited by the Textron Board of Directors to $40 million for any calendar year. For the years ending December 31, 1994 and 1993, employee contributions included rollovers of approximately $.9 million and $1 million, respectively.

Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make, at its own discretion, additional contributions. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or
payable from Textron will result.   All forfeitures arising
out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Textron contributions. Textron's contributions are also reduced by the market value of any excess shares that are released as a result of the loan payment (see Note 5). For the years ending December 31, 1994 and 1993, employer contributions were reduced by approximately $22.8 million and $20.7 million, respectively.

Additional contributions may be required by Textron to fund debt service payments on the senior note (see Note 6). Such contributions amounted to $7.7 million in 1994 and $6.4 million in 1993.

Administrative Expenses

All administrative expenses are paid from Plan assets.

3.  Unit Valuation

Plan equity is reported on a unit valuation basis except for Fund A, which is reported on a per share basis. Unit values are determined by dividing the Plan equity in each fund by the number of fund units outstanding.

At December 31, 1994, the number of units outstanding and the values for each unit were:

                      Number of Units     Value per unit
Fund
B                   22,676,686          2.972700685
C                   83,759,885          2.110998600
H                   39,095              1.662616703

4.  Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts to the extent then vested shall become distributable. Distributions of more than forty whole shares of Textron stock shall be in the form of Textron Common Stock. Distributions of forty or less whole shares of Textron Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account  first becomes distributable.  If the value  of  the account is $3,500 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Administrative and Management Committee. The Plan provides for full vesting of a participant's plan account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:

                                            Ownership
            Months of Participation         Interest

     24 months but less than 36 months     25%
     36 months but less than 48 months     50%
     48 months but less than 60 months     75%
     60 months or more                     100%

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.

While Textron has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account.

5.  Unallocated Shares

During 1989, coincident with the conversion of the Plan to an employee stock ownership plan, the Plan purchased from Textron Inc. 3,652,969 shares of Textron Common Stock with the proceeds of a $100 million bank loan (see Note 6). Such shares of Textron Common Stock are released for allocation to the accounts of participants as the loan is repaid. The Plan makes loan repayments with dividends received on unallocated shares and certain other shares and contributions received from Textron. Unallocated shares are collateral for the loan. The value of the Textron Common Stock allocated as matching contributions and dividends will be the average fair market value for the period the shares are allocated to the participants' accounts, even though the shares may have been purchased earlier at a different value as part of a block purchase made by the Trustee. At December 31, 1994, Fund A includes 433,754 shares with a market value of $21,850,353 and a cost of $11,873,990 (954,485 shares with a market value of $55,598,772 and a cost of $26,129,013 at December 31, 1993) that remain unallocated.

6.  Senior Note

The Plan has a senior note payable to a bank that is guaranteed by Textron which relates to a $100 million term loan agreement entered into during 1989. The agreement provides for the note to be repaid over a seven-year period in quarterly installments beginning April 3, 1990. The maturity date of the note has been changed to October 3, 1995 due to a prepayment of principal at the note's inception. The note bears interest at 85% of either the lower of the Eurodollar rate or a base rate. Such rate was 4.50% and 2.82% at December 31, 1994, and December 31, 1993,
respectively. The note is prepayable in whole or in part on any interest payment date without penalty.

A payment of $14,195,000 is required during 1995.

7.  Participant Loans

The Textron Capital Accumulation Plan and the Textron Capital Accumulation Plan for Hourly Employees (collectively, "TCAP") were merged into the Plan effective May 1, 1989. The TCAP, prior to their merger into the Plan, allowed participants to receive loans from their pre-tax contribution accounts. Because the Plan does not provide for participant loans, no new loans were made to former TCAP participants after April 30, 1989. Existing loans must be repaid with interest to the participant's pre-tax contribution account. The loan repayments and related interest will be invested in the investment funds in the same manner as the optional contributions to the Plan the participant is then making. If the participant is not then making contributions to the Plan, the loan repayments will be invested in Fund C.

8.  Investments

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets is as follows:
                                           December 31
                                        1994        1993
                                        (Share and dollar
                                     amounts in thousands)
Investments at fair value as
determined by quoted market price
Textron Inc. Common Stock*, 15,334
and 15,853 shares, respectively     $772,465    $923,438

Investments at estimated fair value
BT Pyramid Equity Index Fund*, 64                 63,627
shares
BT Pyramid Large Capitalization
Equity Index Fund*, 67 shares         67,711
Total investments at fair value     $840,176    $987,065

* Indicates party-in-interest to the Plan.

During  1994  and  1993,  the Plan's investments  (including
investments  bought,  sold,  and  held  during   the   year)
appreciated (depreciated) in fair value by $(121,961,000) and $225,598,000 as follows:
                                           December 31
                                        1994        1993
                                         (In thousands)
Investments at fair value as
determined by quoted market price
Textron Inc. Common Stock            $(121,615)  $219,108
U.S. Government securities            (  1,378)       872
Net change in fair value              (122,993)   219,980

Investments at estimated fair value
Common/collective trust funds            1,032      5,618
Net change in fair value             $(121,961)  $225,598

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS
107), requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U.S. Treasury note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $143,000,000 and $136,738,000 at December 31, 1994 and 1993, respectively.

9.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                          December 31
                                       1994        1993
                                     (In thousands)
Net assets available for benefits
per the financial statements        $1,004,593  $1,144,335
Amounts   allocated   to   withdrawn (  16,153) (   12,081)
participants
Net  assets  available for  benefits $988,440    $1,132,254
per the Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                Year Ended
                                                 December
                                                    31
                                                   1994
                                                    (In
                                                thousands)

Benefits  paid to participants per the financial $140,522
statements
Add:  Amounts allocated on Form 5500 to
withdrawn participants at December 31, 1994     16,153
Less:  Amounts allocated on Form 5500 to
withdrawn participants at December 31, 1993     (12,081)
Benefits paid to participants per the Form 5500  $144,594

9.   Differences between Financial Statements and Form  5500
(continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

10.  Income Tax Status

The Internal Revenue Service (IRS) has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) and that the related trust is therefore exempt from federal income taxes under the provision of Section 501(a) of the Code. In addition, the IRS has ruled that the plan qualifies as an Employee Stock Ownership Plan under
Section 4975(e)(7) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Textron is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                   Supplemental Schedules

                    Textron Savings Plan

           Schedule I--Assets Held for Investment

                      December 31, 1994

                               Number     Cost/
                                 of     Contract
                               Shares
                              or Units    Value    Market
                              (In Thousands)
Fund A
Textron Inc. Common Stock*    15,334    $473,892  $772,465
BT Pyramid Directed Account   1,875     1,875     1,875
Cash Fund*
Total Fund A                            $475,767  $774,340

Fund B
BT Pyramid Large
Capitalization Equity Index   67        $67,040   $67,711
Fund*
Total Fund B                            $67,040   $67,711

Fund C
Insurance Contracts:
Metropolitan Life Ins. Co.
Matures through 6/30/98;      15,924    $15,924   $14,699
4.67%
Matures through 3/1/99; 5.27% 3,135     3,135     2,934
Matures through 3/31/99;      5,237     5,237     4,871
5.11%
Matures through 5/15/99;      10,465    10,465    10,278
7.38%
Prudential Asset Management
Matures 7/31/95; 5%           2,249     2,249     2,227
Matures 9/10/96; 4.18%        10,550    10,550    9,951
Matures 6/1/97; 7.08%         5,222     5,222     5,138
Matures 7/31/97; 6.3%         10,427    10,427    10,184
NY Life Insurance Co.
Matures 7/31/95; 9.05%        5,864     5,864     5,945
Matures 7/31/96; 5.65%        6,850     6,850     6,645
Matures 3/31/97; 7.7%         6,746     6,746     6,742
Matures 9/9/98; 5.2%          10,686    10,686    9,693
Matures through 8/16/99;      10,273    10,273    10,059
7.33%

                    Textron Savings Plan

                               Number     Cost/
                                 of     Contract
                               Shares
                              or Units    Value    Market
                              (In Thousands)
Fund C (continued)
Aetna
Matures 5/1/95; 9.12%         12,027    12,027    12,147
John Hancock Mutual Life Ins.
Co.
Matures 1/3/95; 8.14%         12,303    12,303    12,308
Matures 1/2/96; 8.36%         11,025    11,025    11,137
Mass Mutual Life Ins. Co.
Matures through 1/31/97;      8,012     8,012     7,922
6.11%

Government Obligations:
Federal National Mortgage
Association:
Matures 9/25/01; 6.4%          3,000     2,949     2,960
Matures 9/25/07; 5.8%          3,416     3,418     3,255
Matures 4/25/17; 6.5%          9,000     8,999     8,432
Federal Home Loan Mortgage
Corp.
Matures 2/15/01; 6.65%         892       878       885
Matures 3/15/13; 7.0%          1,751     1,718     1,739
Matures 12/15/19; 6.5%         1,157     1,115     1,140

BT Pyramid Directed Account   11,437    11,437    11,437
Cash Fund*
Total Fund C                            $177,509  $172,728

Fund H
BT Pyramid Directed Account   65        $    65   $    65
Cash Fund*
Total Fund H                            $    65   $    65

Total all funds                         $720,381  $1,014,844


Loans
Loans Receivable (9.5% - 11%) 72        $    72   $    72

*  Indicates party-in-interest to the Plan.

                              Textron Savings Plan

       Schedule II--Transactions or Series of Transactions in Excess of 5%
                       of the Current Value of Plan Assets

                          Year ended December 31, 1994

                                                                                           Current Value
                                                                                                of
                                                          Purchase    Selling    Cost of   Asset on   Net Gain
     Identity of Party               Description            Price      Price     Assets    Transactio  (Loss)
                                                                                            n Date
                                                                         (Dollars in Thousands)
Category (i)--Individual transactions in excess of 5% of plan assets

Bankers Trust Company*       Purchase of 64,844 units of
                              BT Pyramid Large            $ 64,514              $ 64,514   $ 64,514
                              Capitalization Equity
                              Index Fund

                             Sale of 64,878 units of BT
                              Pyramid Equity Index Fund              $ 64,514   42,584     64,514      $21,930

Category (iii)--Series of transactions in excess of 5% of plan assets

**                           Purchase of 1,521,202
                              shares of Textron Inc.      81,413                81,413     81,413
                              Common Stock in 341
                              transactions

Bankers Trust Company*       Purchase of 120,042,667
                              units of BT Pyramid
                              Directed Account Cash Fund  120,043               120,043    120,043
                              in 201 transactions

                             Sale of 123,845,912 units
                              of BT Pyramid Directed
                              Account Cash Fund in 246               123,846    123,846    123,846
                              transactions

                             Purchase of 73,606 units of
                              BT Pyramid Large
                              Capitalization Equity       73,154                73,154     73,154
                              Index Fund in 63
                              transactions

                              Textron Savings Plan

       Schedule II--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)


                                                                                           Current
                                                                                           Value of
                                                          Purchase    Selling    Cost of   Asset on   Net Gain
     Identity of Party               Description            Price      Price     Assets   Transaction  (Loss)
                                                                                            Date
                                                                         (Dollars in Thousands)
Category (iii)--Series of transactions in excess of 5% of plan assets (continued)


Bankers Trust Company*       Sale of 66,623 units of BT
(continued)                   Pyramid Equity Index Fund              66,263     43,723     66,263      22,540
                              in 5 transactions


  There were no category (ii) or (iv) reportable transactions during the year.

                   * Indicates party-in-interest to the Plan.
                       **Transactions made on the market.

      19                   TEXTRON SAVINGS PLAN
                      ANNUAL REPORT ON FORM 11-K
                 FOR FISCAL YEAR ENDED DECEMBER 31, 1994

                            EXHIBIT INDEX



   Exhibit Number     Description                    Page
         24           Consent            of           20
                      Independent Auditors

         25           Power of Attorney               21